Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

On January 21, 2005, The PNC Financial Services Group, Inc. (“PNC”) issued the attached press release and supplementary information announcing its earnings and business for the quarter ended December 31, 2004.

CONTACTS:

MEDIA:

Brian E. Goerke

(412) 762-4550

corporate.communications@pnc.com

INVESTORS:

William H. Callihan

(412) 762-8257

investor.relations@pnc.com

PNC REPORTS FOURTH QUARTER EARNINGS OF $307 MILLION

Full Year Earnings Increase 20 Percent to $1.2 Billion

PITTSBURGH, January 21, 2005 – The PNC Financial Services Group, Inc. (NYSE: PNC) today reported fourth quarter 2004 earnings of $307 million, or $1.08 per diluted share. Earnings a year ago were $274 million, or $0.98 per diluted share, and earnings for the third quarter were $258 million, or $0.91 per diluted share. For the full year 2004, earnings totaled $1.2 billion, an increase of 20 percent compared with 2003, or $4.21 per diluted share.

“PNC had an excellent year in 2004,” said James E. Rohr, chairman and chief executive officer. “We made important strides: our focus on customers resulted in strong growth in loans, deposits, assets under management and fund assets serviced. Asset quality improved over the course of the year and we continued to strengthen our approach to balance sheet management. We believe this progress has PNC well positioned for the future.”

HIGHLIGHTS

•	Average loan balances for the fourth quarter increased $6.3 billion, or 17 percent, over last year, and 3 percent over last quarter. The increases were driven by higher home equity and other secured loan balances.

•	Average deposit balances for the fourth quarter increased $7.1 billion, or 16 percent, compared with the fourth quarter of 2003. Additional customer relationships drove the increase.

•	Quarterly taxable-equivalent net interest income increased $21 million compared with the fourth quarter of 2003 primarily due to higher loan balances. The increase in net interest income was achieved despite a 26 basis points decline in the net interest margin compared with the fourth quarter of 2003.

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PNC Reports Fourth Quarter Earnings of $307 million – Page 2

•	Noninterest income, which accounted for 64 percent of consolidated revenue in 2004, increased 9 percent, to $3.6 billion, compared with 2003. The increase was driven by higher asset management and brokerage fees and by equity management gains compared with equity management losses in 2003.

•	Overall asset quality remained strong. The ratio of nonperforming loans to total loans decreased to .33 percent at December 31, 2004 from .73 percent at December 31, 2003.

Return on average common equity was 16.71 percent for the quarter and 16.82 percent for the year compared with 16.67 percent in the fourth quarter of 2003 and 15.06 percent for full year 2003.

The Consolidated Financial Highlights accompanying this news release include a reconciliation of total earnings for all business segments to consolidated earnings and a reconciliation of net interest income as reported under generally accepted accounting principles (GAAP) to taxable-equivalent net interest income.

BUSINESS SEGMENT RESULTS

Banking Businesses

Regional Community Banking

Regional Community Banking earned $143 million for the quarter compared with $127 million a year ago, a 13 percent increase, and $134 million for the third quarter. The increases over both periods were attributable to a growing customer base and corresponding growth in loans and deposits. Additionally, earnings grew compared with last quarter primarily due to an increase in noninterest income arising from higher seasonal revenues from debit cards and merchant processing business as well as gains from branch asset sales. Noninterest expenses were relatively flat compared with the prior quarter.

Full year 2004 earnings increased $27 million, to $504 million. Gains in customer relationships, loans and deposits contributed to a 10 percent increase in revenue. The revenue increase was partially offset by a 10 percent increase in noninterest expense and a $22 million increase in the segment’s provision for credit losses primarily related to loan growth. The increase in noninterest expenses was primarily driven by expansion of our branch network and sales force and increased marketing activities. The United National acquisition also contributed to the increases in revenue and expenses.

Regional Community Banking results in the fourth quarter and 2004 were highlighted by:

•	Checking customer relationships increased 8 percent, to 1.7 million, over a year ago, driven by continued improvements in customer acquisition and retention and the acquisition of United National.

•	Business banking relationships grew 13 percent and drove accelerated growth in loans and deposits. Additional sales staff, including increased business banking customer calling efforts by branch managers, drove this increase.

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PNC Reports Fourth Quarter Earnings of $307 million – Page 3

•	Average deposit balances for the fourth quarter of 2004 increased 2 percent from the prior quarter, driven by a 7 percent increase in certificates of deposit.

•	Average loans grew 2 percent compared with last quarter, driven by continued strength in sales of home equity and business banking loan products. Average loans increased $4.5 billion, or 32 percent, compared with 2003 as a result of stronger consumer and small business loan demand and the United National acquisition.

•	We continued efforts to optimize our branch network. During the year, we opened six stand-alone and 13 in-store branches, and acquired 47 branches from United National. These additions to the branch network coupled with the consolidation and sale of certain branches increased the network total to 774 branches.

Wholesale Banking

Wholesale Banking earned $108 million in the fourth quarter, compared with $117 million for the same period a year ago and $100 million for the third quarter. The lower earnings compared with a year ago resulted from lower net gains on institutional loans held for sale and higher compensation expense associated with business growth initiatives. These factors were partially offset by increased taxable-equivalent net interest income that resulted from increases in loans and deposits. The higher earnings compared with last quarter resulted from increased net gains from sales of commercial mortgage loans and higher capital markets fees partially offset by increased noninterest expense and a higher provision for credit losses. Full year 2004 earnings increased $52 million, to $443 million. This increase was driven by lower provision for credit losses resulting from improved asset quality, and an increase in taxable-equivalent net interest income resulting from higher average deposit balances. These factors were partially offset by higher staff expense and lower net gains on institutional loans held for sale.

Wholesale Banking results in the fourth quarter and 2004 were highlighted by:

•	Total loans outstanding at December 31, 2004 increased $1.5 billion, or 9 percent, compared with December 31, 2003. The increase was driven by net new business.

•	Average deposits for the fourth quarter increased 29 percent compared with the prior year. The increase was driven by a larger commercial mortgage servicing portfolio, sales of treasury management products and strong liquidity positions within our customer base.

•	Asset quality remained strong. Nonperforming assets at December 31, 2004 declined 69 percent compared with December 31, 2003.

•	Capital markets product revenues of $140 million increased $21 million, or 18 percent, compared with 2003. The increase was driven by customer-related trading activity and loan syndication fees.

•	Midland Loan Services produced record revenues of $108 million, an increase of $12 million, or 12 percent, compared with 2003 due to an 18 percent increase in the portfolio serviced from December 31, 2003 to December 31, 2004.

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PNC Reports Fourth Quarter Earnings of $307 million – Page 4

PNC Advisors

PNC Advisors’ earnings totaled $24 million for the fourth quarter of 2004 compared with $20 million a year ago and $24 million for the third quarter. The increase in earnings compared with a year ago was primarily due to lower noninterest expenses. Full year 2004 earnings were $106 million compared with $89 million in 2003. The increase reflected a $7 million after-tax gain from the sale of certain Hawthorn investment consulting activities, comparatively stronger equity markets, increased loan and deposit balances and lower noninterest expense partially offset by the loss of earnings from the sold Hawthorn activities.

Assets under management at PNC Advisors totaled $50 billion at December 31, 2004 compared with $53 billion at December 31, 2003 and $48 billion at September 30, 2004. The decrease in assets under management compared with a year ago reflected the impact of the Hawthorn transaction partially offset by market appreciation.

Asset Management and Processing Businesses

BlackRock

BlackRock earned $50 million for the quarter compared with $41 million a year ago and a loss of $10 million for the third quarter. Third quarter earnings included a $57 million after-tax charge related to the 2002 BlackRock Long-Term Retention and Incentive Plan (LTIP). Fourth quarter earnings included an $8 million after-tax charge related to the LTIP as well as a $10 million income tax benefit resulting from the release of reserves allocated to BlackRock’s New York City tax liability due to the receipt of a favorable preliminary audit finding for the tax years 1998 through 2000. Full year 2004 earnings were $143 million compared with $155 million in 2003. The decreased earnings in 2004 reflected a 20 percent increase in advisory fees driven by a growing base of assets under management as well as a total of $18 million in tax benefits recorded in the first and fourth quarters of 2004, more than offset by $65 million after-tax in LTIP-related charges.

Assets under management at BlackRock increased to $342 billion at December 31, 2004 compared with $323 billion last quarter due to new business and market appreciation.

BlackRock is approximately 71 percent owned by PNC and is consolidated into PNC’s financial statements. Accordingly, approximately 29 percent of BlackRock’s earnings are recognized as minority interest expense in the Corporation’s consolidated income statement and are reflected on a separate line in the Business Segment Earnings table in the Consolidated Financial Highlights.

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PNC Reports Fourth Quarter Earnings of $307 million – Page 5

PFPC

PFPC earned $20 million for the quarter compared with $18 million a year ago and $17 million for the third quarter. The improved earnings reflect higher fund servicing revenue and reduced intercompany debt financing costs partially offset by the elimination of accretion of a discounted client contract liability compared with the fourth quarter of 2003. Full year 2004 earnings totaled $70 million, a 9 percent increase over 2003 that was driven by increased fund servicing revenue, reduced financing costs on intercompany debt and acquisition and divestiture activity. These benefits were partially offset by increased expenses resulting primarily from the end of accretion of a discounted client contract liability.

PFPC provided accounting/administration services for $721 billion of net fund investment assets and provided custody services for $451 billion of fund investment assets at December 31, 2004. Increases in these statistics over a year ago reflected net new business, asset inflows from existing customers and equity market appreciation. Total fund assets serviced by PFPC were $1.8 trillion at December 31, 2004 compared with $1.6 trillion a year earlier.

“Other”

The “Other” category includes asset and liability management activities, related net securities gains, equity management activities, differences between business segment performance reporting and financial statement (GAAP) reporting, corporate overhead and intercompany eliminations. A net loss of $23 million was reported in “Other” for the quarter compared with a net loss of $9 million a year ago and $10 million last quarter. The higher loss compared with a year ago reflected lower net interest income related to asset and liability management activities and the reversal of reserves related to the vehicle leasing business during the fourth quarter of 2003. The higher loss compared with last quarter reflects lower equity management gains and higher compensation costs partially offset by improved trading results and a previously announced $6 million after-tax gain from the settlement of claims related to the 2001 PAGIC transactions.

CONSOLIDATED REVENUE REVIEW

Taxable-equivalent net interest income totaled $509 million for the quarter compared with $488 million a year ago and $498 million last quarter. The increases over both prior periods resulted from higher income associated with increased average loan and securities balances partially offset by higher average funding balances and rates. Full year 2004 taxable-equivalent net interest income totaled $1.989 billion compared with $2.006 billion in 2003. Increased income from a higher base of earning assets was more than offset by loan margin compression; lower revenue from the vehicle leasing business, which was sold during 2004; and a lack of revenue from the discontinued reinsurance business. The net interest margin in the fourth quarter was 3.12 percent compared with 3.38 percent a year ago and 3.19 percent last quarter. The decrease

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PNC Reports Fourth Quarter Earnings of $307 million – Page 6 in net interest margin compared with the third quarter resulted from higher average interest rates paid on interest-bearing deposits, particularly money market accounts, and on borrowed funds. The higher rates on deposits resulted from marketing efforts to increase the customer base and deposit balances. The decrease in net interest margin compared with the fourth quarter of 2003 resulted from lower loan yields and higher interest-bearing deposit balances.

Noninterest income totaled $904 million for the fourth quarter compared with $861 million a year ago and $838 million last quarter. The increases reflected higher asset management and fund servicing fees, higher gains on sales of commercial mortgages and higher capital markets fees. Full year noninterest income totaled $3.563 billion compared with $3.257 billion in 2003. The increase was primarily driven by increased asset management and fund servicing fees, equity management gains in 2004 compared with equity management losses in 2003, increased brokerage revenue in 2004 and a gain related to the sale of modified coinsurance contracts during the first quarter of 2004. These factors were partially offset by lower net securities gains in 2004.

CONSOLIDATED EXPENSE REVIEW

Noninterest expense totaled $949 million for the quarter compared with $858 million a year ago and $981 million for the sequential quarter. The increase compared with a year ago resulted primarily from increased compensation expense, in part related to the United National acquisition. The decrease compared with last quarter resulted primarily from the higher charge related to the BlackRock LTIP incurred in the third quarter and a net $9 million settlement benefit partially offset by increased other incentive compensation expense. Full year 2004 noninterest expense totaled $3.735 billion compared with $3.476 billion in 2003. The increase in expenses resulted primarily from the LTIP charges, higher other compensation expense and the acquisition of United National. The increases more than offset the impact of expenses totaling $120 million in 2003 recognized in connection with the agreement with the Department of Justice. Ongoing expense initiatives resulted in a $15 million benefit for the fourth quarter compared with the fourth quarter of 2003, while full-year 2004 expense savings totaled $87 million more than in 2003.

CONSOLIDATED BALANCE SHEET REVIEW

Total assets were $79.7 billion at December 31, 2004 compared with $68.2 billion a year ago and $77.3 billion at September 30, 2004. The increase in assets compared with the third quarter resulted primarily from higher loan balances, while the increase compared with a year ago resulted primarily from increased loan and securities balances.

Average total loans of $43.1 billion for the quarter increased $6.3 billion over a year ago and $1.3 billion over the sequential quarter. The increases were driven in particular by higher average home equity

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PNC Reports Fourth Quarter Earnings of $307 million – Page 7 and secured business loan balances. In addition, the increase compared with a year ago reflected the impact of the United National acquisition and the purchase of approximately $660 million of home equity loans, both of which occurred during the first quarter of 2004.

Average securities balances for the quarter increased $731 million compared with last quarter primarily due to higher balances of government agency securities.

During the fourth quarter of 2004, the Corporation repurchased 0.2 million common shares at an average cost of $56.11. The pending acquisition of Riggs National Corporation and BlackRock’s pending acquisition of SSRM Holdings, Inc. restricted share repurchases and will continue to do so over the next several quarters as we seek to maintain our relatively strong capital position.

ASSET QUALITY REVIEW

Overall asset quality remained strong due to our continued focus on lending that meets prudent risk-reward parameters. The provision for credit losses for the quarter was $19 million compared with $34 million a year ago and $13 million for the sequential quarter. The decrease in the provision compared with a year ago was attributable to the marked improvement in overall asset quality, while the increase compared with last quarter was attributable to growth in the loan portfolio.

Net charge-offs were $14 million for the quarter compared with $49 million a year ago and $13 million last quarter. The decrease in net charge-offs versus a year ago was primarily attributable to overall improvements in asset quality.

SUBSEQUENT EVENT

On January 18, 2005, PNC’s ownership in BlackRock was transferred from PNC Bank, N.A. to PNC Bancorp, Inc., our intermediate bank holding company. The transfer was effected primarily to give BlackRock more operating flexibility in anticipation of its pending acquisition of SSRM Holdings, Inc., particularly with respect to SSRM’s real estate activities. As a result of the transfer and the fact that BlackRock files a separate consolidated federal income tax return, certain deferred tax liabilities recorded by PNC will be reversed in the first quarter of 2005 in accordance with SFAS 109. This will increase earnings by $45 million, or approximately $0.16 per share, in the first quarter of 2005.

CONFERENCE CALL AND SUPPLEMENTARY FINANCIAL INFORMATION

PNC Chairman and Chief Executive Officer James E. Rohr and Vice Chairman and Chief Financial Officer William S. Demchak will hold a conference call for investors today at 10:00 a.m. Eastern Time regarding the topics addressed in this release and the related financial supplement. Investors should call five to 10 minutes before the start of the conference call at 800-990-2718 (domestic) or 706-643-0187 (international). A taped replay of the call will be available for one week at 800-642-1687 (domestic) and 706-645-9291 (international); enter conference ID 3011136.

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PNC Reports Fourth Quarter Earnings of $307 million – Page 8

In addition, internet access to the call (listen-only) and to PNC’s fourth quarter 2004 earnings release and supplementary financial information will be available on PNC’s website at www.pnc.com under “For Investors.” A replay of the webcast will be available on PNC’s website for 30 days.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this news release and in the conference call regarding this news release, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses, capital levels, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on our business operations or performance that are forward-looking statements. Forward-looking statements are typically identified by words or phrases such as “believe,” “feel,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “position,” “target,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “objective,” “plan,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “seek,” “strive,” “trend,” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Our forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

The factors that we have previously disclosed in our SEC reports and the following risks and uncertainties, among others, could cause actual results or future events to differ materially from those that we anticipated in our forward-looking statements or from our historical performance: (1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets (including as a result of actions of the Federal Reserve Board affecting interest rates or the money supply or otherwise reflecting changes in monetary policy), which could affect: (a) credit quality and the extent of our credit losses; (b) the extent of funding of our unfunded loan commitments and letters of credit; (c) our allowances for loan and lease losses and unfunded loan commitments and letters of credit; (d) demand for our credit or fee-based products and services; (e) our net interest income; (f) the value of assets under management and assets serviced, of private equity investments, of other debt and equity investments, of loans held for sale, or of other on-balance sheet or off-balance sheet assets or liabilities; or (g) the availability and terms of funding necessary to meet our liquidity needs; (2) the impact on us of legal and regulatory developments (including the following: (a) the resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to tax laws; and (e) changes in accounting policies and principles), with the impact of any such developments possibly affecting our ability to operate our businesses or our financial condition or results of operations or our reputation, which in turn could have an impact on such matters as business generation and retention, our ability to attract and retain management, liquidity and funding; (3) the impact on us of changes in the nature or extent of our competition; (4) the introduction, withdrawal, success and timing of our business initiatives and strategies; (5) customer acceptance of our products and services, and our customers’ borrowing, repayment, investment and deposit practices; (6) the impact on us of changes in the extent of customer or counterparty delinquencies, bankruptcies or defaults, which could affect, among other things, credit and asset quality risk and our provision for credit losses; (7) the ability to identify and effectively manage risks inherent in our business; (8) how we choose to redeploy available capital, including the extent and timing of any share repurchases and acquisitions or other investments in our businesses; (9) the impact, extent and timing of technological changes, the adequacy of intellectual property protection, and costs associated with obtaining rights in intellectual property claimed by others; (10) the timing and pricing of any sales of loans or other financial assets held for sale; (11) our ability to obtain desirable levels of insurance, and whether or not insurance coverage for claims by PNC is denied; (12) the relative and absolute investment performance of assets under management; and (13) the extent of terrorist activities and international hostilities, increases or continuations of which may adversely affect the economy and financial and capital markets generally or us specifically.

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PNC Reports Fourth Quarter Earnings of $307 million – Page 9

In addition, our forward-looking statements are also subject to risks and uncertainties related to our pending acquisition of Riggs National Corporation and the expected consequences of the integration of the remaining Riggs businesses at closing into PNC, including the following: (a) completion of the transaction is dependent on, among other things, receipt of stockholder and regulatory approvals, and we cannot at this point predict with precision when those approvals may be obtained or if they will be received at all; (b) successful completion of the transaction and our ability to realize the benefits that we anticipate from the acquisition also depend on the nature of any future developments with respect to Riggs’ regulatory issues, the ability to comply with the terms of all current or future regulatory requirements (including any related action plan) resulting from these issues, and the extent of future costs and expenses arising as a result of these issues, including the impact of increased litigation risk and any claims for indemnification or advancement of costs; (c) the transaction may be materially more expensive to complete than we anticipate as a result of unexpected factors or events; (d) the integration into PNC of the Riggs business and operations that we acquire, which will include conversion of Riggs’ different systems and procedures, may take longer than we anticipate, may be more costly than we anticipate, or may have unanticipated adverse results relating to Riggs’ or PNC’s existing businesses; (e) it may take longer than we expect to realize the anticipated cost savings of the acquisition, and those anticipated cost savings may not be achieved or may not be achieved in their entirety; and (f) the anticipated strategic and other benefits of the acquisition to us are dependent in part on the future performance of Riggs’ business, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to the performance of PNC’s and Riggs’ businesses (with respect to Riggs, see Riggs’ SEC reports, which are accessible on the SEC’s website at www.sec.gov) or due to factors related to the acquisition of Riggs and the process of integrating Riggs’ business at closing into ours.

Other mergers, acquisitions, restructurings, divestitures, business alliances or similar transactions, including our completed acquisitions of United National Bancorp and the loan origination business of Aviation Finance Group, LLC and our pending acquisition of SSRM Holdings Inc., will also be subject to similar risks and uncertainties related to our ability to realize expected cost savings or revenue enhancements or to implement integration and strategic plans and, in the case of SSRM Holdings Inc., related to our successful completion of the transaction.

In addition, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance that involve BlackRock are discussed in more detail and additional factors are identified in BlackRock’s SEC reports, accessible on the SEC’s website or on BlackRock’s website at www.blackrock.com.

You can find additional information on the foregoing risks and uncertainties and additional factors that could affect results anticipated in our forward-looking statements or from our historical performance in the reports that we file with the SEC. You can access our SEC reports on the SEC’s website at www.sec.gov or on or through our corporate website at www.pnc.com.

The PNC Financial Services Group, Inc. (PNC) and Riggs National Corporation (Riggs) have filed with the United States Securities and Exchange Commission (SEC) a proxy statement/prospectus and will file other relevant documents concerning the merger of Riggs with and into PNC (Merger). We urge investors to read the proxy statement/prospectus and any other documents to be filed with the SEC in connection with the Merger or incorporated by reference in the proxy statement/prospectus, because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs will be available free of charge from www.riggsbank.com.

The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the Merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs’s most recent annual meeting proxy statement, which is available at the web addresses provided in the preceding paragraph.

The PNC Financial Services Group, Inc. is one of the nation’s largest diversified financial services organizations, providing consumer and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

[TABULAR MATERIAL FOLLOWS]

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Consolidated Financial Highlights

The PNC Financial Services Group, Inc.

	For the three months ended			For the year ended
Dollars in millions, except per share data Unaudited	December 31 2004	September 30 2004	December 31 2003	December 31 2004	December 31 2003
FINANCIAL PERFORMANCE
Revenue
Net interest income (taxable-equivalent basis) (a)	$509	$498	$488	$1,989	$2,006
Noninterest income	904	838	861	3,563	3,257

Total revenue	$1,413	$1,336	$1,349	$5,552	$5,263

Income before cumulative effect of accounting change	$307	$258	$302	$1,197	$1,029
Cumulative effect of accounting change			(28)		(28)

Net income	$307	$258	$274	$1,197	$1,001

Diluted earnings (loss) per common share
Before cumulative effect of accounting change	$1.08	$.91	$1.08	$4.21	$3.65
Cumulative effect of accounting change			(.10)		(.10)

Net income	$1.08	$.91	$.98	$4.21	$3.55

Cash dividends declared per common share	$.50	$.50	$.50	$2.00	$1.94

SELECTED RATIOS
Before cumulative effect of accounting change
Net interest margin	3.12%	3.19%	3.38%	3.22%	3.64%
Noninterest income to total revenue (b)	64	63	64	64	62
Efficiency (c)	67	74	64	68	66

From net income
Return on
Average common shareholders’ equity	16.71%	14.42%	16.67%	16.82%	15.06%
Average assets	1.55	1.36	1.57	1.59	1.49

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform to the current period presentation.

(a)	The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. In order to provide accurate comparisons of yields and margins for all earning assets, we have increased the interest income earned on tax-exempt assets to make them fully equivalent to other taxable interest income investments.

The following is a reconciliation of net interest income as reported in the Consolidated Statement of Income to net interest income on a taxable-equivalent basis (in millions):

	For the three months ended			For the year ended
	December 31 2004	September 30 2004	December 31 2003	December 31 2004	December 31 2003
Net interest income, GAAP basis	$503	$491	$485	$1,969	$1,996
Taxable-equivalent adjustment	6	7	3	20	10

Net interest income, taxable-equivalent basis	$509	$498	$488	$1,989	$2,006

(b)	Calculated as total noninterest income divided by the sum of net interest income and noninterest income.
(c)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income.

Consolidated Financial Highlights

The PNC Financial Services Group, Inc.

	For the three months ended			For the year ended
In millions Unaudited	December 31 2004	September 30 2004	December 31 2003	December 31 2004	December 31 2003
BUSINESS EARNINGS
Banking businesses
Regional Community Banking	$143	$134	$127	$504	$477
Wholesale Banking	108	100	117	443	391
PNC Advisors	24	24	20	106	89

Total banking businesses	275	258	264	1,053	957

Asset management and processing businesses
BlackRock (a)	50	(10)	41	143	155
PFPC	20	17	18	70	64

Total asset management and processing businesses	70	7	59	213	219

Total business segment earnings	345	265	323	1,266	1,176
Minority interest in (income) loss of BlackRock	(15)	3	(12)	(42)	(47)
Other	(23)	(10)	(9)	(27)	(100)

Results before cumulative effect of accounting change	307	258	302	1,197	1,029
Cumulative effect of accounting change			(28)		(28)

Total consolidated	$307	$258	$274	$1,197	$1,001

Dollars in millions, except per share data Unaudited	December 31 2004	September 30 2004	December 31 2003
BALANCE SHEET DATA
Assets	$79,723	$77,298	$68,168
Earning assets	65,055	63,867	56,243
Loans, net of unearned income	43,495	42,480	36,303
Allowance for loan and lease losses	607	581	632
Securities	16,761	16,824	15,690
Loans held for sale	1,670	1,582	1,400
Deposits	53,269	51,162	45,241
Borrowed funds	11,964	12,919	11,453
Allowance for unfunded loan commitments and letters of credit	75	96	91
Shareholders’ equity	7,473	7,312	6,645
Common shareholders’ equity	7,465	7,304	6,636
Book value per common share	26.41	25.89	23.97
Common shares outstanding (millions)	283	283	277
Loans to deposits	82%	83%	80%

ASSETS UNDER MANAGEMENT (billions)(b)	$383	$362	$354

NONDISCRETIONARY ASSETS UNDER ADMINISTRATION (billions)(b)	$93	$91	$87

FUND ASSETS SERVICED (billions)
Accounting/administration net assets	$721	$667	$654
Custody assets	451	418	401

CAPITAL RATIOS
Tier 1 Risk-based (c)	9.0%	9.0%	9.5%
Total Risk-based (c)	13.0	12.5	13.8
Leverage (c)	7.6	7.7	8.2
Tangible common (d)	5.7	5.6	6.3
Shareholders’ equity to total assets	9.37	9.46	9.75
Common shareholders’ equity to total assets	9.36	9.45	9.73

ASSET QUALITY RATIOS
Nonperforming assets to loans, loans held for sale and foreclosed assets	.39%	.42%	.87%
Nonperforming loans to loans	.33	.35	.73
Net charge-offs to average loans (for the three months ended)	.13	.12	.53
Allowance for loan and lease losses to loans	1.40	1.37	1.74
Allowance for loan and lease losses to nonperforming loans	424	393	238

(a)	BlackRock results for the three months ended September 30, 2004 reflected a $57 million after-tax impact related to the BlackRock 2002 Long-Term Retention and Incentive Plan (LTIP) charge. The after-tax impact of the LTIP charge for the three months and year ended December 31, 2004 was $8 million and $65 million, respectively.
(b)	Balances at December 31, 2004 and September 30, 2004 reflect the first quarter 2004 sale of certain activities of the investment consulting business of PNC Advisor’s Hawthorn unit and the expected reduction of approximately $5.9 billion of assets under management with approximately $4.4 billion moving to nondiscretionary assets under administration.
(c)	Estimated for December 31, 2004.
(d)	Common shareholders’ equity less goodwill and other intangible assets (excluding mortgage servicing rights) divided by total assets less goodwill and other intangible assets (excluding mortgage servicing rights).

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL SUPPLEMENT (UNAUDITED)

FOURTH QUARTER AND FULL YEAR 2004

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL SUPPLEMENT (UNAUDITED)

FOURTH QUARTER AND FULL YEAR 2004

Page
Consolidated Statement of Income	1 - 2
Consolidated Balance Sheet	3
Capital and Asset Quality Ratios	3
Results of Businesses
Summary and Reconciliation to Total Consolidated Results	4 - 5
Banking Businesses
Regional Community Banking	6 - 7
Wholesale Banking	8 - 9
PNC Advisors	10-12
Asset Management and Processing Businesses
BlackRock	13-14
PFPC	15-16
Details of Net Interest Income, Net Interest Margin and Trading Revenue	17
Details of Noninterest Income and Noninterest Expense	18
Average Consolidated Balance Sheet	19-22
Details of Loans and Lending Statistics	23
Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit and Net Unfunded Commitments	24
Details of Nonperforming Assets	25-26
Glossary of Terms	27-29
Business Segment Products and Services	30

The information contained in this Financial Supplement is preliminary, unaudited and based on data available at January 21, 2005. This information speaks only as of the particular date or dates included in the schedules. We do not undertake any obligation to, and disclaim any duty to, correct or update any of the information provided in this Financial Supplement. Our future financial performance is subject to risks and uncertainties as described in our SEC filings. We have reclassified certain prior period amounts included in this Financial Supplement to be consistent with the current period presentation. See our Current Report on Form 8-K dated April 5, 2004 regarding changes to the presentation of the results of our businesses as reflected in this Financial Supplement on pages 4 through 16. Business segment products and services are described on page 30.

The average full-time equivalent employee (FTE) statistics disclosed in this Financial Supplement for each business segment reflect staff directly employed by the respective business segment and exclude corporate and shared services employees.

The PNC Financial Services Group, Inc. (PNC) and Riggs National Corporation (Riggs) have filed with the United States Securities and Exchange Commission (SEC) a proxy statement/prospectus and will file other relevant documents concerning the merger of Riggs with and into PNC (Merger). We urge investors to read the proxy statement/prospectus and any other documents to be filed with the SEC in connection with the Merger or incorporated by reference in the proxy statement/prospectus, because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs will be available free of charge from www.riggsbank.com.

The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the Merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs’ most recent annual meeting proxy statement, which is available at the web addresses provided in the preceding paragraph.

THE PNC FINANCIAL SERVICES GROUP, INC.

Consolidated Statement of Income (Unaudited)

For the year ended - in millions, except per share data	December 31 2004	December 31 2003	December 31 2002
Interest Income
Loans and fees on loans	$2,043	$1,962	$2,294
Securities	568	581	616
Other	141	169	262

Total interest income	2,752	2,712	3,172

Interest Expense
Deposits	484	457	659
Borrowed funds	299	259	316

Total interest expense	783	716	975

Net interest income	1,969	1,996	2,197
Provision for credit losses	52	177	309

Net interest income less provision for credit losses	1,917	1,819	1,888

Noninterest Income
Asset management	994	861	853
Fund servicing	817	762	816
Service charges on deposits	252	239	227
Brokerage	219	184	195
Consumer services	264	251	239
Corporate services	473	485	526
Equity management gains (losses)	67	(25)	(51)
Net securities gains	55	116	89
Other	422	384	303

Total noninterest income	3,563	3,257	3,197

Noninterest Expense
Compensation	1,755	1,480	1,417
Employee benefits	309	324	284
Net occupancy	267	282	243
Equipment	290	276	271
Marketing	87	64	51
Other	1,027	1,050	961

Total noninterest expense	3,735	3,476	3,227

Income from continuing operations before minority and noncontrolling interests and income taxes	1,745	1,600	1,858
Minority and noncontrolling interests in income of consolidated entities	10	32	37
Income taxes	538	539	621

Income from continuing operations	1,197	1,029	1,200
Income (loss) from discontinued operations (less applicable income tax benefit of $9)			(16)

Income before cumulative effect of accounting change	1,197	1,029	1,184
Cumulative effect of accounting change (less applicable income tax benefit of $14)		(28)

Net income	$1,197	$1,001	$1,184

Earnings Per Common Share
From continuing operations
Basic	$4.25	$3.68	$4.23
Diluted	$4.21	$3.65	$4.20

From net income
Basic	$4.25	$3.58	$4.18
Diluted	$4.21	$3.55	$4.15

Average Common Shares Outstanding
Basic	281	280	283
Diluted	284	281	285

THE PNC FINANCIAL SERVICES GROUP, INC.

Consolidated Statement of Income (Unaudited)

For the three months ended - in millions, except per share data	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Interest Income
Loans and fees on loans	$547	$516	$490	$490	$472
Securities	154	139	130	145	141
Other	42	30	38	31	47

Total interest income	743	685	658	666	660

Interest Expense
Deposits	152	121	107	104	102
Borrowed funds	88	73	70	68	73

Total interest expense	240	194	177	172	175

Net interest income	503	491	481	494	485
Provision for credit losses	19	13	8	12	34

Net interest income less provision for credit losses	484	478	473	482	451

Noninterest Income
Asset management	254	238	250	252	229
Fund servicing	209	204	200	204	193
Service charges on deposits	65	65	63	59	62
Brokerage	53	52	56	58	51
Consumer services	68	66	67	63	63
Corporate services	120	100	128	125	123
Equity management gains	9	16	35	7
Net securities gains	10	16	14	15	15
Other	116	81	97	128	125

Total noninterest income	904	838	910	911	861

Noninterest Expense
Compensation	452	500	414	389	389
Employee benefits	82	76	77	74	83
Net occupancy	64	68	67	68	65
Equipment	74	72	70	74	71
Marketing	24	19	24	20	15
Other	253	246	258	270	235

Total noninterest expense	949	981	910	895	858

Income before minority and noncontrolling interests and income taxes	439	335	473	498	454
Minority and noncontrolling interests in income (loss) of consolidated entities	5	(13)	11	7	6
Income taxes	127	90	158	163	146

Income before cumulative effect of accounting change	307	258	304	328	302
Cumulative effect of accounting change (less applicable income tax benefit of $14)					(28)

Net income	$307	$258	$304	$328	$274

Earnings Per Common Share
Before cumulative effect of accounting change
Basic	$1.09	$.92	$1.08	$1.16	$1.09
Diluted	$1.08	$.91	$1.07	$1.15	$1.08
From net income
Basic	$1.09	$.92	$1.08	$1.16	$.99
Diluted	$1.08	$.91	$1.07	$1.15	$.98

Average Common Shares Outstanding
Basic	281	281	281	282	276
Diluted	283	283	283	284	278

THE PNC FINANCIAL SERVICES GROUP, INC.

Consolidated Balance Sheet (Unaudited)

In millions, except par value	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Assets
Cash and due from banks	$3,230	$3,005	$3,065	$2,787	$2,968
Federal funds sold and resale agreements	1,635	1,154	1,096	1,979	1,876
Other short-term investments	1,848	1,801	1,335	1,243	720
Loans held for sale	1,670	1,582	1,457	1,548	1,400
Securities	16,761	16,824	14,954	16,941	15,690
Loans, net of unearned income of $902, $931, $923, $980 and $1,009	43,495	42,480	40,835	39,451	36,303
Allowance for loan and lease losses	(607)	(581)	(593)	(604)	(632)

Net loans	42,888	41,899	40,242	38,847	35,671
Goodwill	3,001	3,007	2,978	2,975	2,390
Other intangible assets	354	348	351	341	317
Other	8,336	7,678	7,641	7,454	7,136

Total assets	$79,723	$77,298	$73,119	$74,115	$68,168

Liabilities
Deposits
Noninterest-bearing	$12,915	$12,461	$12,246	$11,879	$11,505
Interest-bearing	40,354	38,701	37,748	36,246	33,736

Total deposits	53,269	51,162	49,994	48,125	45,241
Borrowed funds
Federal funds purchased	219	2,008	1,069	2,648	169
Repurchase agreements	1,376	1,595	1,163	1,279	1,081
Bank notes and senior debt	2,383	2,997	2,796	2,829	2,823
Subordinated debt	4,050	3,569	3,510	3,837	3,729
Commercial paper	2,251	1,805	1,743	1,934	2,226
Other borrowed funds	1,685	945	656	1,195	1,425

Total borrowed funds	11,964	12,919	10,937	13,722	11,453
Allowance for unfunded loan commitments and letters of credit	75	96	84	91	91
Accrued expenses	2,406	2,402	2,221	2,313	2,275
Other	4,032	2,908	2,400	2,216	2,001

Total liabilities	71,746	69,487	65,636	66,467	61,061

Authorized 800 shares, Minority and noncontrolling interests in consolidated entities	504	499	419	418	462

Shareholders’ Equity
Preferred stock (a)
Common stock - $5 par value Authorized 800 shares issued 353 shares	1,764	1,764	1,764	1,764	1,764
Capital surplus	1,265	1,246	1,235	1,209	1,108
Retained earnings	8,273	8,107	7,991	7,829	7,642
Deferred compensation expense	(51)	(52)	(54)	(27)	(29)
Accumulated other comprehensive (loss) income	(54)	(25)	(139)	180	60
Common stock held in treasury at cost: 70, 70, 71, 71 and 76 shares	(3,724)	(3,728)	(3,733)	(3,725)	(3,900)

Total shareholders’ equity	7,473	7,312	7,064	7,230	6,645

Total liabilities, minority and noncontrolling interests, and shareholders’ equity	$79,723	$77,298	$73,119	$74,115	$68,168

CAPITAL RATIOS
Tier 1 Risk-based (b)	9.0%	9.0%	9.1%	9.1%	9.5%
Total Risk-based (b)	13.0	12.5	12.9	13.1	13.8
Leverage (b)	7.6	7.7	7.7	7.7	8.2
Tangible common	5.7	5.6	5.6	5.8	6.3
Shareholders’ equity to total assets	9.37	9.46	9.66	9.76	9.75
Common shareholders’ equity to total assets	9.36	9.45	9.65	9.74	9.73

ASSET QUALITY RATIOS
Nonperforming assets to total loans, loans held for sale and foreclosed assets	.39%	.42%	.49%	.56%	.87%
Nonperforming loans to loans	.33	.35	.41	.46	.73
Net charge-offs to average loans (For the three months ended)	.13	.12	.26	.64	.53
Allowance for loan and lease losses to loans	1.40	1.37	1.45	1.53	1.74
Allowance for loan and lease losses to nonperforming loans	424	393	351	330	238

(a)	Less than $.5 million at each date.
(b)	Estimated for December 31, 2004.

THE PNC FINANCIAL SERVICES GROUP, INC.

Results of Businesses - Summary and Reconciliation to Total Consolidated Results (Unaudited) (a)

Year ended – dollars in millions

Earnings	December 31 2004	December 31 2003
Banking businesses
Regional Community Banking	$504	$477
Wholesale Banking	443	391
PNC Advisors	106	89

Total banking businesses	1,053	957

Asset management and processing businesses
BlackRock (b)	143	155
PFPC	70	64

Total asset management and processing businesses	213	219

Total business segment earnings	1,266	1,176
Minority interest in income of BlackRock	(42)	(47)
Other	(27)	(100)

Results before cumulative effect of accounting change	1,197	1,029
Cumulative effect of accounting change		(28)

Total consolidated earnings	$1,197	$1,001

Revenue (c)	December 31 2004	December 31 2003
Banking businesses
Regional Community Banking	$2,073	$1,892
Wholesale Banking	1,271	1,282
PNC Advisors	629	615

Total banking businesses	3,973	3,789

Asset management and processing businesses
BlackRock	725	598
PFPC	814	762

Total asset management and processing businesses	1,539	1,360

Total business segment revenue	5,512	5,149
Other	40	114

Total consolidated revenue	$5,552	$5,263

(a)	See our Current Report on Form 8-K dated April 5, 2004 regarding changes to the presentation of the results of our businesses. Our business segment information is presented based on our management accounting practices and our management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses change.
(b)	BlackRock results for 2004 reflect after-tax charges totaling $65 million for BlackRock’s 2002 Long-Term Retention and Incentive Program (LTIP).
(c)	Business segment revenue is presented on a taxable-equivalent basis except for BlackRock and PFPC. BlackRock began reporting revenue on a taxable-equivalent basis in 2004. BlackRock for 2003 and PFPC for both years is presented on a book (GAAP) basis. The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide accurate comparisons of yields and margins for all earning assets, we have increased the interest income earned on tax-exempt assets to make them fully equivalent to other taxable interest income investments. The following is a reconciliation of total consolidated revenue on a book (GAAP) basis to total consolidated revenue on a taxable-equivalent basis (in millions):

	December 31 2004	December 31 2003
Total consolidated revenue, book (GAAP) basis	$5,532	$5,253
Taxable-equivalent adjustment	20	10

Total consolidated revenue, taxable-equivalent basis	$5,552	$5,263

THE PNC FINANCIAL SERVICES GROUP, INC.

Results of Businesses - Summary and Reconciliation to Total Consolidated Results (Unaudited) (a)

Three months ended – dollars in millions

Earnings	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Banking businesses
Regional Community Banking	$143	$134	$125	$102	$127
Wholesale Banking	108	100	113	122	117
PNC Advisors	24	24	27	31	20

Total banking businesses	275	258	265	255	264

Asset management and processing businesses
BlackRock (b)	50	(10)	48	55	41
PFPC	20	17	17	16	18

Total asset management and processing businesses	70	7	65	71	59

Total business segment earnings	345	265	330	326	323
Minority interest in (income) loss of BlackRock	(15)	3	(14)	(16)	(12)
Other	(23)	(10)	(12)	18	(9)

Results before cumulative effect of accounting change	307	258	304	328	302
Cumulative effect of accounting change					(28)

Total consolidated earnings	$307	$258	$304	$328	$274

Revenue (c)	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Banking businesses
Regional Community Banking	$536	$525	$511	$501	$489
Wholesale Banking	333	299	322	317	330
PNC Advisors	154	151	154	170	159

Total banking businesses	1,023	975	987	988	978

Asset management and processing businesses
BlackRock	188	171	184	182	161
PFPC	209	203	199	203	194

Total asset management and processing businesses	397	374	383	385	355

Total business segment revenue	1,420	1,349	1,370	1,373	1,333
Other	(7)	(13)	25	35	16

Total consolidated revenue	$1,413	$1,336	$1,395	$1,408	$1,349

(a)	See Note (a) on page 4.
(b)	BlackRock results for the third quarter of 2004 reflect a $57 million after-tax charge for the BlackRock LTIP.
(c)	Business segment revenue is presented on a taxable-equivalent basis except for BlackRock and PFPC. BlackRock began reporting revenue on a taxable-equivalent basis in the third quarter of 2004. BlackRock for all other prior periods and PFPC for all periods is presented on a book (GAAP) basis. The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide accurate comparisons of yields and margins for all earning assets, we have increased the interest income earned on tax-exempt assets to make them fully equivalent to other taxable interest income investments. The following is a reconciliation of total consolidated revenue on a book (GAAP) basis to total consolidated revenue on a taxable-equivalent basis (in millions):

	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Total consolidated revenue, book (GAAP) basis	$1,407	$1,329	$1,391	$1,405	$1,346
Taxable-equivalent adjustment	6	7	4	3	3

Total consolidated revenue, taxable-equivalent basis	$1,413	$1,336	$1,395	$1,408	$1,349

THE PNC FINANCIAL SERVICES GROUP, INC.

Regional Community Banking (Unaudited) (a)

Year ended; taxable-equivalent basis (a) Dollars in millions	December 31 2004	December 31 2003
INCOME STATEMENT
Net interest income	$1,360	$1,223
Noninterest income
Service charges on deposits	242	228
Investment products	112	116
Other	359	325

Total noninterest income	713	669

Total revenue	2,073	1,892
Provision for credit losses	62	40
Noninterest expense
Compensation and employee benefits	534	484
Net occupancy and equipment	263	245
Other	419	373

Total noninterest expense	1,216	1,102

Pretax earnings	795	750
Income taxes	291	273

Earnings	$504	$477

AVERAGE BALANCE SHEET
Loans
Consumer
Home equity	$10,791	$8,285
Indirect	843	477
Other consumer	547	510

Total consumer	12,181	9,272
Commercial	4,034	3,218
Floor plan	970	844
Residential mortgage	759	466
Other	25	23

Total loans	17,969	13,823
Goodwill	1,001	429
Loans held for sale	1,183	1,164
Other assets	1,588	1,333

Total assets	$21,741	$16,749

Deposits
Noninterest-bearing demand	$6,584	$5,575
Interest-bearing demand	6,967	6,308
Money market	12,217	12,303

Total transaction deposits	25,768	24,186
Savings	2,611	2,023
Certificates of deposit	8,782	8,572

Total deposits	37,161	34,781
Other liabilities	243	168
Capital	2,380	2,231

Total funds	$39,784	$37,180

PERFORMANCE RATIOS
Return on capital	21%	21%
Noninterest income to total revenue	34	35
Efficiency	59	58

OTHER INFORMATION
Total nonperforming assets (c)	$91	$85
Net charge-offs (c)	$63	$44
Annualized net charge-off ratio (c)	.35%	.32%
Home equity portfolio credit statistics:
Percentage of first lien positions	51%	51%
Weighted average loan-to-value ratios	71%	70%
Weighted average FICO scores	716	713
Loans 90 days past due	.22%	.25%
Gains on sales of education loans (d)	$30	$20
Average FTE staff	10,255	9,564
ATMs	3,581	3,600
Branches	774	719
Checking relationships	1,741,000	1,611,000
Consumer DDA households using online banking	711,000	593,000
% of consumer DDA households using online banking	45%	41%
Consumer DDA households using online bill payment	112,000	63,000
% of consumer DDA households using online bill payment	7%	4%
Small business deposits
Demand	$5,611	$4,969
Money market	2,711	2,128
Certificates of deposit	312	335

(a)	See Notes (a) and (c) on page 4.
(b)	Presented as of period-end, except for net charge-offs, annualized net charge-off ratio, home equity portfolio weighted average statistics, gains on sales of education loans, average FTE staff and small business deposits.
(c)	See Note (a) on page 25.
(d)	Included in “Other noninterest income” above.

THE PNC FINANCIAL SERVICES GROUP, INC.

Regional Community Banking (Unaudited) (a)

Three months ended; taxable-equivalent basis (a) Dollars in millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
INCOME STATEMENT
Net interest income	$345	$342	$340	$333	$314
Noninterest income
Service charges on deposits	62	63	60	57	59
Investment products	27	27	29	29	27
Other	102	93	82	82	89

Total noninterest income	191	183	171	168	175

Total revenue	536	525	511	501	489
Provision for credit losses	14	13	6	29	14
Noninterest expense
Compensation and employee benefits	136	132	130	136	122
Net occupancy and equipment	63	66	66	68	60
Other	98	102	111	108	94

Total noninterest expense	297	300	307	312	276

Pretax earnings	225	212	198	160	199
Income taxes	82	78	73	58	72

Earnings	$143	$134	$125	$102	$127

AVERAGE BALANCE SHEET
Loans
Consumer
Home equity	$11,652	$11,283	$10,734	$9,478	$8,926
Indirect	881	879	836	774	510
Other consumer	464	514	533	682	474

Total consumer	12,997	12,676	12,103	10,934	9,910
Commercial	4,220	4,113	3,943	3,901	3,205
Floor plan	961	929	1,037	947	844
Residential mortgage	708	737	776	813	389
Other	26	25	24	28	22

Total loans	18,912	18,480	17,883	16,623	14,370
Goodwill	1,000	1,005	1,005	994	438
Loans held for sale	1,221	1,238	1,156	1,115	1,158
Other assets	1,443	1,447	1,587	2,060	1,312

Total assets	$22,576	$22,170	$21,631	$20,792	$17,278

Deposits
Noninterest-bearing demand	$6,883	$6,712	$6,464	$6,248	$5,804
Interest-bearing demand	7,098	6,937	6,916	6,916	6,596
Money market	11,937	12,112	12,465	12,356	12,140

Total transaction deposits	25,918	25,761	25,845	25,520	24,540
Savings	2,727	2,659	2,548	2,508	2,020
Certificates of deposit	9,363	8,775	8,421	8,565	8,047

Total deposits	38,008	37,195	36,814	36,593	34,607
Other liabilities	164	185	223	432	147
Capital	2,420	2,375	2,364	2,362	2,218

Total funds	$40,592	$39,755	$39,401	$39,387	$36,972

PERFORMANCE RATIOS
Return on capital	24%	22%	21%	17%	23%
Noninterest income to total revenue	36	35	33	34	36
Efficiency	55	57	60	62	56

OTHER INFORMATION (b)
Total nonperforming assets (c)	$91	$85	$81	$75	$85
Net charge-offs (c)	$11	$10	$10	$32	$12
Annualized net charge-off ratio (c)	.23%	.22%	.22%	.77%	.33%
Home equity portfolio credit statistics:
Percentage of first lien positions	51%	51%	51%	50%	51%
Weighted average loan-to-value ratios	71%	71%	71%	72%	70%
Weighted average FICO scores	716	717	717	713	713
Loans 90 days past due	.22%	.22%	.20%	.23%	.25%
Gains on sales of education loans (d)	$13	$15	$2		$8
Average FTE staff	10,109	10,251	10,254	10,379	9,589
ATMs	3,581	3,555	3,528	3,486	3,600
Branches	774	774	775	769	719
Checking relationships	1,741,000	1,732,000	1,700,000	1,679,000	1,611,000
Consumer DDA households using online banking	711,000	690,000	663,000	637,000	593,000
% of consumer DDA households using online banking	45%	44%	43%	42%	41%
Consumer DDA households using online bill payment	112,000	108,000	112,000	102,000	63,000
% of consumer DDA households using online bill payment	7%	7%	7%	7%	4%
Small business deposits
Demand	$5,967	$5,641	$5,423	$5,407	$5,303
Money market	2,836	2,788	2,707	2,510	2,283
Certificates of deposit	318	304	300	324	300

(a)	See Notes (a) and (c) on page 4.
(b)	Presented as of period-end, except for net charge-offs, annualized net charge-off ratio, home equity portfolio weighted average statistics, gains on sales of education loans, average FTE staff and small business deposits.
(c)	See Note (a) on page 25.
(d)	Included in “Other noninterest income” above.

THE PNC FINANCIAL SERVICES GROUP, INC.

Wholesale Banking (Unaudited) (a)

Year ended; taxable-equivalent basis (a) Dollars in millions except as noted	December 31 2004	December 31 2003
INCOME STATEMENT
Net interest income	$694	$677
Net interest income - FIN 46	4	3

Total net interest income	698	680
Noninterest income
Net commercial mortgage banking
Net gains on loan sales	50	52
Servicing and other fees, net of amortization	47	39
Net gains on institutional loans held for sale	52	69
Other - FIN 46	17	14
Other	407	428

Noninterest income	573	602

Total revenue	1,271	1,282
Provision for credit losses	5	121
Noninterest expense - FIN 46	61	36
Noninterest expense	610	598

Pretax earnings	595	527
Noncontrolling interests in income of consolidated entities	(43)	(21)
Income taxes	195	157

Earnings	$443	$391

AVERAGE BALANCE SHEET
Loans (b)
Corporate banking	$9,865	$9,410
Commercial real estate	1,834	1,872
Commercial - real estate related	1,631	1,404
PNC Business Credit	3,803	3,551

Total loans	17,133	16,237
Loans held for sale	470	572
Other assets	4,470	4,214

Total assets	$22,073	$21,023

Deposits	$7,527	$6,354
Commercial paper	1,889	1,232
Other liabilities	3,433	3,250
Capital	1,672	1,994

Total funds	$14,521	$12,830

PERFORMANCE RATIOS
Return on capital	26%	20%
Noninterest income to total revenue	45	47
Efficiency	53	49

COMMERCIAL MORTGAGE
SERVICING PORTFOLIO (in billions)
Beginning of period	$83	$74
Acquisitions/additions	41	23
Repayments/transfers	(26)	(14)

End of period	$98	$83

OTHER INFORMATION
Consolidated revenue from:
Treasury management	$373	$360
Capital markets	$140	$119
Midland Loan Services	$108	$96
Total loans (c)	$17,959	$16,441
Total nonperforming assets (c)	$71	$227
Net charge-offs	$49	$158
Average FTE staff	3,086	2,989
Net carrying amount of commercial mortgage servicing rights (c)	$242	$209

(a)	See Notes (a) and (c) on page 4.
(b)	Includes Market Street Funding Corporation. See Supplemental Average Balance Sheet Information on page 19.
(c)	Presented as of period-end.

THE PNC FINANCIAL SERVICES GROUP, INC.

Wholesale Banking (Unaudited) (a)

Three months ended Taxable-equivalent basis (a) Dollars in millions except as noted	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
INCOME STATEMENT
Net interest income	$182	$179	$170	$163	$169
Net interest income - FIN 46	1	1	1	1	1

Total net interest income	183	180	171	164	170
Noninterest income
Net commercial mortgage banking
Net gains on loan sales	20	6	14	10	14
Servicing and other fees, net of amortization	12	12	12	11	9
Net gains on institutional loans held for sale	2	5	17	28	16
Other - FIN 46	5	4	4	4	8
Other	111	92	104	100	113

Noninterest income	150	119	151	153	160

Total revenue	333	299	322	317	330
Provision for credit losses	9	1	8	(13)	9
Noninterest expense - FIN 46	16	15	15	15	17
Noninterest expense	165	151	147	147	150

Pretax earnings	143	132	152	168	154
Noncontrolling interests in income of consolidated entities	(11)	(12)	(10)	(10)	(8)
Income taxes	46	44	49	56	45

Earnings	$108	$100	$113	$122	$117

AVERAGE BALANCE SHEET
Loans (b)
Corporate banking	$10,139	$9,776	$9,669	$9,875	$10,233
Commercial real estate	1,824	1,902	1,934	1,665	1,647
Commercial - real estate related	1,743	1,704	1,465	1,585	1,350
PNC Business Credit	3,976	3,838	3,788	3,608	3,658

Total loans	17,682	17,220	16,856	16,733	16,888
Loans held for sale	555	349	493	484	549
Other assets	4,514	4,010	4,640	4,630	4,574

Total assets	$22,751	$21,579	$21,989	$21,847	$22,011

Deposits	$8,536	$7,882	$6,981	$6,694	$6,641
Commercial paper	1,954	1,679	1,815	2,111	2,386
Other liabilities	3,395	2,944	3,583	3,725	3,707
Capital	1,590	1,586	1,659	1,854	1,942

Total funds	$15,475	$14,091	$14,038	$14,384	$14,676

PERFORMANCE RATIOS
Return on capital	27%	25%	27%	26%	24%
Noninterest income to total revenue	45	40	47	48	48
Efficiency	54	56	50	51	51

COMMERCIAL MORTGAGE
SERVICING PORTFOLIO (in billions)
Beginning of period	$93	$89	$86	$83	$80
Acquisitions/additions	12	11	11	7	6
Repayments/transfers	(7)	(7)	(8)	(4)	(3)

End of period	$98	$93	$89	$86	$83

OTHER INFORMATION
Consolidated revenue from:
Treasury management	$99	$95	$91	$88	$90
Capital markets	$44	$27	$37	$32	$32
Midland Loan Services	$27	$30	$26	$25	$23
Total loans (c)	$17,959	$17,650	$17,171	$16,728	$16,441
Total nonperforming assets (c)	$71	$82	$110	$131	$227
Net charge-offs	$3		$16	$30	$34
Average FTE staff	3,129	3,098	3,074	3,038	2,970
Net carrying amount of commercial mortgage servicing rights (c)	$242	$229	$226	$211	$209

(a)	See Notes (a) and (c) on page 4.
(b)	Includes Market Street Funding Corporation. See Supplemental Average Balance Sheet Information on page 19.
(c)	Presented as of period-end.

THE PNC FINANCIAL SERVICES GROUP, INC.

PNC Advisors (Unaudited) (a)

Year ended; taxable-equivalent basis (a) Dollars in millions except as noted	December 31 2004	December 31 2003
INCOME STATEMENT
Net interest income	$111	$107
Noninterest income
Investment management and trust	316	313
Brokerage	111	101
Other	91	94

Total noninterest income	518	508

Total revenue	629	615
Provision for credit losses	(1)	3
Noninterest expense	463	472

Pretax earnings	167	140
Income taxes	61	51

Earnings	$106	$89

AVERAGE BALANCE SHEET
Loans
Consumer	$1,518	$1,317
Residential mortgage	130	244
Commercial	407	438
Other	292	287

Total loans	2,347	2,286
Other assets	408	428

Total assets	$2,755	$2,714

Deposits	$2,264	$2,141
Other liabilities	278	259
Capital	307	313

Total funds	$2,849	$2,713

PERFORMANCE RATIOS (e)
Return on capital	35%	28%
Noninterest income to total revenue	82	83

ASSETS UNDER ADMINISTRATION (in billions) (b) (c) (d)
Assets under management
Personal	$41	$44
Institutional	9	9

Total	$50	$53

Asset Type
Equity	$30	$31
Fixed income	14	16
Liquidity/Other	6	6

Total	$50	$53

Nondiscretionary assets under administration
Personal	$29	$22
Institutional	64	65

Total	$93	$87

Asset Type
Equity	$32	$30
Fixed income	33	30
Liquidity/Other	28	27

Total	$93	$87

OTHER INFORMATION (c)
Total nonperforming assets	$9	$11
Brokerage assets administered (in billions)	$25	$23
Full service brokerage offices	75	76
Financial consultants	436	445
Margin loans	$254	$256
Average FTE staff	2,796	2,918

(a)	See Notes (a) and (c) on page 4.
(b)	Excludes brokerage assets administered.
(c)	Presented as of period-end, except for average FTE staff.
(d)	Balances at December 31, 2004 reflect the first quarter 2004 sale of certain activities of the investment consulting business of Hawthorn and the expected reduction of approximately $5.9 billion of assets under management with approximately $4.4 billion moving to nondiscretionary assets under administration.
(e)	See page 12 for information regarding efficiency ratios.

THE PNC FINANCIAL SERVICES GROUP, INC.

PNC Advisors (Unaudited) (a)

Three months ended Taxable-equivalent basis (a) Dollars in millions except as noted	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
INCOME STATEMENT
Net interest income	$28	$29	$27	$27	$27
Noninterest income
Investment management and trust	79	77	79	81	81
Brokerage	28	25	28	30	29
Other	19	20	20	32	22

Total noninterest income	126	122	127	143	132

Total revenue	154	151	154	170	159
Provision for credit losses	(1)	1	(2)	1	1
Noninterest expense	117	112	114	120	126

Pretax earnings	38	38	42	49	32
Income taxes	14	14	15	18	12

Earnings	$24	$24	$27	$31	$20

AVERAGE BALANCE SHEET
Loans
Consumer	$1,640	$1,568	$1,475	$1,386	$1,371
Residential mortgage	109	118	137	154	173
Commercial	384	412	417	415	415
Other	285	293	303	292	291

Total loans	2,418	2,391	2,332	2,247	2,250
Other assets	420	393	405	413	411

Total assets	$2,838	$2,784	$2,737	$2,660	$2,661

Deposits	$2,314	$2,252	$2,298	$2,189	$2,175
Other liabilities	299	276	272	268	262
Capital	297	305	301	325	305

Total funds	$2,910	$2,833	$2,871	$2,782	$2,742

PERFORMANCE RATIOS (e)
Return on capital	32%	31%	36%	38%	26%
Noninterest income to total revenue	82	81	82	84	83

ASSETS UNDER ADMINISTRATION (in billions) (b) (c) (d)
Assets under management
Personal	$41	$39	$40	$39	$44
Institutional	9	9	9	9	9

Total	$50	$48	$49	$48	$53

Asset Type
Equity	$30	$28	$29	$28	$31
Fixed income	14	14	14	14	16
Liquidity/Other	6	6	6	6	6

Total	$50	$48	$49	$48	$53

Nondiscretionary assets under administration
Personal	$29	$27	$27	$29	$22
Institutional	64	64	64	65	65

Total	$93	$91	$91	$94	$87

Asset Type
Equity	$32	$31	$32	$33	$30
Fixed income	33	32	33	34	30
Liquidity/Other	28	28	26	27	27

Total	$93	$91	$91	$94	$87

OTHER INFORMATION (c)
Total nonperforming assets	$9	$10	$10	$11	$11
Brokerage assets administered (in billions)	$25	$23	$23	$24	$23
Full service brokerage offices	75	75	75	76	76
Financial consultants	436	435	436	444	445
Margin loans	$254	$267	$268	$270	$256
Average FTE staff	2,806	2,791	2,787	2,804	2,810

(a)	See Notes (a) and (c) on page 4.
(b)	Excludes brokerage assets administered.
(c)	Presented as of period-end, except for average FTE staff.
(d)	Balances for each 2004 date reflect the first quarter 2004 sale of certain activities of the investment consulting business of Hawthorn and the expected reduction of approximately $5.9 billion of assets under management with approximately $4.4 billion moving to nondiscretionary assets under administration.
(e)	See page 12 for information regarding efficiency ratios.

THE PNC FINANCIAL SERVICES GROUP, INC.

PNC Advisors (Unaudited)

Efficiency ratios

	Quarter ended					Year ended
	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003	December 31 2004	December 31 2003
Efficiency, GAAP basis (a)	76%	74%	74%	71%	79%	74%	77%
Efficiency, as adjusted (b)	68%	66%	64%	61%	72%	65%	69%

(a)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income.
(b)	Calculated by excluding the impact of brokerage firm activities included within the PNC Advisors business segment. Brokerage firm activities excluded are the principal activities of Hilliard Lyons on a management reporting basis, including client-related brokerage and trading, investment banking and investment management. Industry-wide efficiency measures for brokerage firms and asset management firms differ significantly due primarily to the highly variable compensation structure of brokerage firms. We believe the disclosure of an efficiency ratio for PNC Advisors excluding the impact of these brokerage firm activities is meaningful for investors as it provides a more relevant basis of comparison with other asset management firms.

Reconciliation of GAAP amounts with amounts used in the calculation of adjusted efficiency ratio:

	Quarter ended					Year ended
Dollars in millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003	December 31 2004	December 31 2003
Revenue, GAAP basis	$154	$151	$154	$170	$159	$629	$615
Less: brokerage firm activities	53	47	52	55	55	207	205

Revenue, as adjusted	$101	$104	$102	$115	$104	$422	$410

Noninterest expense, GAAP basis	$117	$112	$114	$120	$126	$463	$472
Less: brokerage firm activities	47	44	48	50	52	188	191

Noninterest expense, as adjusted	$70	$68	$66	$70	$74	$275	$281

THE PNC FINANCIAL SERVICES GROUP, INC.

BlackRock (Unaudited) (a)

Year ended; Taxable-equivalent basis (a) Dollars in millions except as noted	December 31 2004	December 31 2003
INCOME STATEMENT
Investment advisory and administration fees	$633	$529
Other income	92	69

Total revenue	725	598
Operating expense	423	336
Operating expense - LTIP charges	104
Fund administration and servicing costs	32	33

Total expense	559	369

Operating income	166	229
Nonoperating income	36	22

Pretax earnings	202	251
Minority interest	5
Income taxes	54	96

Earnings	$143	$155

PERIOD-END BALANCE SHEET
Goodwill and other intangible assets	$184	$192
Other assets	961	775

Total assets	$1,145	$967

Liabilities and minority interest	$377	$254
Stockholders’ equity	768	713

Total liabilities and stockholders’ equity	$1,145	$967

PERFORMANCE DATA
Return on average equity	19%	23%
Operating margin (b)	37	41
Diluted earnings per share	$2.17	$2.36

ASSETS UNDER MANAGEMENT (in billions) (period end)
Separate accounts
Fixed income	$216	$190
Liquidity	7	6
Liquidity - securities lending	7	10
Equity	10	9
Alternative investment products	8	7

Total separate accounts	248	222
Mutual funds (c)
Fixed income	25	24
Liquidity	64	59
Equity	5	4

Total mutual funds	94	87

Total assets under management	$342	$309

OTHER INFORMATION
Average FTE staff	1,014	962

(a)    See Notes (a) and (c) on page 4.

(b)    Calculated as operating income, adjusted for the LTIP charges and appreciation on Rabbi trust assets related to BlackRock’s deferred compensation plans, divided by total revenue less fund administration and servicing costs. The following is a reconciliation of this presentation to operating margin calculated on a GAAP basis (operating income divided by total revenue) in millions:

Operating income, GAAP basis	$166	$229
Add back: LTIP charges	104
Less: portion of LTIP to be funded by BlackRock	(19)
Add back: appreciation on Rabbi trust assets	4	2

Operating income, as adjusted	$255	$231

Total revenue, GAAP basis	$725	$598
Less: fund administration and servicing costs	32	33

Revenue used for operating margin calculation, as reported	$693	$565

Operating margin, GAAP basis	23%	38%
Operating margin, as reported	37%	41%

We believe that operating margin, as reported, is a more relevant indicator of management’s ability to effectively employ BlackRock’s resources. The portion of the LTIP charges associated with awards to be met with the contribution of shares of BlackRock stock by PNC has been excluded from operating income because, exclusive of impact related to LTIP participants’ option to put awarded shares to BlackRock, this non-cash charge will not impact BlackRock’s book value. Appreciation on Rabbi trust assets related to BlackRock’s deferred compensation plans has been excluded because investment performance of these assets has a nominal impact on net income. We have excluded fund administration and servicing costs from the operating margin calculation because these costs are a fixed, asset-based expense which can fluctuate based on the discretion of a third party.

(c)	Includes BlackRock Funds, BlackRock Liquidity Funds, BlackRock Closed End Funds, Short Term Investment Fund and BlackRock Global Series Funds.

THE PNC FINANCIAL SERVICES GROUP, INC.

BlackRock (Unaudited) (a)

Three months ended Taxable-equivalent basis (a) Dollars in millions except as noted	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
INCOME STATEMENT
Investment advisory and administration fees	$163	$148	$162	$160	$141
Other income	25	23	22	22	20

Total revenue	188	171	184	182	161
Operating expense	112	94	113	104	90
Operating expense - LTIP charge	13	91
Fund administration and servicing costs	7	9	8	8	9

Total expense	132	194	121	112	99

Operating income (loss)	56	(23)	63	70	62
Nonoperating income	8	7	15	6	5

Pretax earnings (loss)	64	(16)	78	76	67
Minority interest	1		4
Income taxes	13	(6)	26	21	26

Earnings (loss)	$50	$(10)	$48	$55	$41

PERIOD-END BALANCE SHEET
Goodwill and other intangible assets	$184	$184	$186	$186	$192
Other assets	961	893	780	723	775

Total assets	$1,145	$1,077	$966	$909	$967

Liabilities and minority interest	$377	$342	$211	$186	$254
Stockholders’ equity	768	735	755	723	713

Total liabilities and stockholders’ equity	$1,145	$1,077	$966	$909	$967

PERFORMANCE DATA
Return on average equity	26%	(5)%	26%	31%	23%
Operating margin (b)	38	32	36	40	41
Diluted earnings (loss) per share	$.75	$(.15)	$.73	$.84	$.63

ASSETS UNDER MANAGEMENT (in billions) (period end)
Separate accounts
Fixed income	$216	$211	$200	$202	$190
Liquidity	7	8	7	6	6
Liquidity - securities lending	7	9	9	9	10
Equity	10	8	9	9	9
Alternative investment products	8	7	6	6	7

Total separate accounts	248	243	231	232	222
Mutual funds (c)
Fixed income	25	24	24	25	24
Liquidity	64	51	50	59	59
Equity	5	5	5	5	4

Total mutual funds	94	80	79	89	87

Total assets under management	$342	$323	$310	$321	$309

OTHER INFORMATION
Average FTE staff	1,062	1,063	984	947	991

(a)    See Notes (a) and (c) on page 4.

(b)    Calculated as operating income, adjusted for the LTIP charges and appreciation on Rabbi trust assets related to BlackRock’s deferred compensation plans, divided by total revenue less fund administration and servicing costs. The following is a reconciliation of this presentation to operating margin calculated on a GAAP basis (operating income divided by total revenue) in millions:

Operating income (loss), GAAP basis	$56	$(23)	$63	$70	$62
Add back: LTIP charges	13	91
Less: portion of LTIP to be funded by BlackRock	(2)	(17)
Add back: appreciation on Rabbi trust assets	2		1	1

Operating income, as adjusted	$69	$51	$64	$71	$62

Total revenue, GAAP basis	$188	$171	$184	$182	$161
Less: fund administration and servicing costs	7	9	8	8	9

Revenue used for operating margin calculation, as reported	$181	$162	$176	$174	$152

Operating margin, GAAP basis	30%	(13)%	34%	38%	38%
Operating margin, as reported	38%	32%	36%	40%	41%

We believe that operating margin, as reported, is a more relevant indicator of management’s ability to effectively employ BlackRock’s resources. The portion of the LTIP charges associated with awards to be met with the contribution of shares of BlackRock stock by PNC has been excluded from operating income because, exclusive of impact related to LTIP participants’ option to put awarded shares to BlackRock, this non-cash charge will not impact BlackRock’s book value. Appreciation on Rabbi trust assets related to BlackRock’s deferred compensation plans has been excluded because investment performance of these assets has a nominal impact on net income. We have excluded fund administration and servicing costs from the operating margin calculation because these costs are a fixed, asset-based expense which can fluctuate based on the discretion of a third party.

(c)	Includes BlackRock Funds, BlackRock Liquidity Funds, BlackRock Closed End Funds, Short Term Investment Fund and BlackRock Global Series Funds.

THE PNC FINANCIAL SERVICES GROUP, INC.

PFPC (Unaudited) (a)

Year ended Dollars in millions except as noted	December 31 2004	December 31 2003
INCOME STATEMENT
Fund servicing revenue	$814	$762
Operating expense	643	618
Amortization (accretion) of other intangibles, net	3	(18)

Operating income	168	162
Nonoperating income (b)	3	14
Debt financing	54	69

Pretax earnings	117	107
Income taxes	47	43

Earnings	$70	$64

AVERAGE BALANCE SHEET
Goodwill and other intangible assets	$1,022	$1,037
Other assets	1,032	872

Total assets	$2,054	$1,909

Debt financing	$1,117	$1,279
Other liabilities, net	675	336
Capital	262	294

Total funds	$2,054	$1,909

PERFORMANCE RATIOS
Return on capital	27%	22%
Operating margin (c)	21	21

SERVICING STATISTICS (d)
Accounting/administration net fund assets (in billions)
Domestic	$660	$609
Foreign (e)	61	45

Total	$721	$654

Asset type (in billions)
Money market	$341	$341
Equity	230	186
Fixed income	101	90
Other	49	37

Total	$721	$654

Custody fund assets (in billions)	$451	$401

Shareholder accounts (in millions)
Transfer agency	21	21
Subaccounting	36	32

Total	57	53

OTHER INFORMATION
Average FTE staff	4,749	5,081

(a)	See Note (a) on page 4.
(b)	Net of nonoperating expense.
(c)	Operating income divided by total fund servicing revenue.
(d)	Presented as of period-end.
(e)	Represents net assets serviced offshore.

THE PNC FINANCIAL SERVICES GROUP, INC.

PFPC (Unaudited) (a)

Three months ended Dollars in millions except as noted	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
INCOME STATEMENT
Fund servicing revenue	$209	$203	$199	$203	$194
Operating expense	160	158	158	167	155
Amortization (accretion) of other intangibles, net	4	3	(1)	(3)	(4)

Operating income	45	42	42	39	43
Nonoperating income (b)		1		2	3
Debt financing	12	14	14	14	16

Pretax earnings	33	29	28	27	30
Income taxes	13	12	11	11	12

Earnings	$20	$17	$17	$16	$18

AVERAGE BALANCE SHEET
Goodwill and other intangible assets	$1,017	$1,021	$1,024	$1,027	$1,034
Other assets	1,069	1,052	1,054	952	949

Total assets	$2,086	$2,073	$2,078	$1,979	$1,983

Debt financing	$1,067	$1,102	$1,137	$1,163	$1,248
Other liabilities, net	756	711	681	550	467
Capital	263	260	260	266	268

Total funds	$2,086	$2,073	$2,078	$1,979	$1,983

PERFORMANCE RATIOS
Return on capital	30%	26%	26%	23%	27%
Operating margin (c)	22	21	21	19	22

SERVICING STATISTICS (d)
Accounting/administration net fund assets (in billions)
Domestic	$660	$609	$612	$621	$609
Foreign (e)	61	58	53	48	45

Total	$721	$667	$665	$669	$654

Asset type (in billions)
Money market	$341	$322	$326	$337	$341
Equity	230	203	200	198	186
Fixed income	101	97	94	95	90
Other	49	45	45	39	37

Total	$721	$667	$665	$669	$654

Custody fund assets (in billions)	$451	$418	$416	$411	$401

Shareholder accounts (in millions)
Transfer agency	21	21	21	22	21
Subaccounting	36	34	34	33	32

Total	57	55	55	55	53

OTHER INFORMATION
Average FTE staff	4,659	4,614	4,816	4,910	4,801

(a)	See Note (a) on page 4.
(b)	Net of nonoperating expense.
(c)	Operating income divided by total fund servicing revenue.
(d)	Presented as of period-end.
(e)	Represents net assets serviced offshore.

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Net Interest Income, Net Interest Margin and Trading Revenue (Unaudited)

Taxable-equivalent basis

Net Interest Income In millions	Quarter ended					Year ended
	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003	December 31 2004	December 31 2003
Interest income
Loans and fees on loans	$549	$518	$491	$492	$474	$2,050	$1,970
Securities	155	141	131	146	142	573	583
Other	45	33	40	31	47	149	169

Total interest income	749	692	662	669	663	2,772	2,722

Interest expense
Deposits	152	121	107	104	102	484	457
Borrowed funds	88	73	70	68	73	299	259

Total interest expense	240	194	177	172	175	783	716

Net interest income (a)	$509	$498	$485	$497	$488	$1,989	$2,006

	Quarter ended					Year ended
Net Interest Margin	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003	December 31 2004	December 31 2003
Average yields/rates
Yield on earning assets
Loans and fees on loans	5.04%	4.89%	4.89%	5.05%	5.08%	5.01%	5.48%
Securities	3.85	3.67	3.33	3.57	3.65	3.61	3.97
Other	3.25	2.89	3.07	2.54	3.94	2.98	3.69
Total yield on earning assets	4.59	4.44	4.34	4.44	4.60	4.48	4.93
Rate on interest-bearing liabilities
Deposits	1.52	1.27	1.15	1.16	1.20	1.28	1.35
Borrowed funds	2.76	2.45	2.21	2.07	2.31	2.39	2.47
Total rate on interest-bearing liabilities	1.82	1.55	1.42	1.40	1.50	1.56	1.62

Interest rate spread	2.77	2.89	2.92	3.04	3.10	2.92	3.31
Impact of noninterest-bearing sources	.35	.30	.26	.26	.28	.30	.33

Net interest margin	3.12%	3.19%	3.18%	3.30%	3.38%	3.22%	3.64%

	Quarter ended					Year ended
Trading Revenue In millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003	December 31 2004	December 31 2003
Net interest income (expense)	$4	$3	$4	$2	$1	$13	$(2)
Other noninterest income	44	16	30	23	28	113	127

Total trading revenue	$48	$19	$34	$25	$29	$126	$125

Securities underwriting and trading	$23	$11	$16	$10	$19	$60	$82
Foreign exchange	9	8	7	7	6	31	25
Financial derivatives	16		11	8	4	35	18

Total trading revenue	$48	$19	$34	$25	$29	$126	$125

(a) The following is a reconciliation of net interest income as reported in the Consolidated Statement of Income to net interest income on a taxable-equivalent basis:

	Quarter ended					Year ended
In millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003	December 31 2004	December 31 2003
Net interest income, GAAP basis	$503	$491	$481	$494	$485	$1,969	$1,996
Taxable-equivalent adjustment	6	7	4	3	3	20	10

Net interest income, taxable-equivalent basis	$509	$498	$485	$497	$488	$1,989	$2,006

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Noninterest Income and Noninterest Expense (Unaudited)

In millions

	Quarter ended					Year ended
Noninterest Income	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003	December 31 2004	December 31 2003

Asset management	$254	$238	$250	$252	$229	$994	$861
Fund servicing	209	204	200	204	193	817	762
Service charges on deposits	65	65	63	59	62	252	239
Brokerage	53	52	56	58	51	219	184
Consumer services	68	66	67	63	63	264	251
Corporate services	120	100	128	125	123	473	485
Equity management gains (losses)	9	16	35	7		67	(25)
Net securities gains	10	16	14	15	15	55	116
Other	116	81	97	128	125	422	384

Total noninterest income	$904	$838	$910	$911	$861	$3,563	$3,257

Included in “Corporate services” above
Net gains on institutional loans held for sale	$2	$5	$17	$28	$16	$52	$69
Net gains on sales of commercial mortgages	$20	$6	$14	$10	$14	$50	$52

Included in “Other” above (a)
Gains on sales of education loans	$13	$15	$2		$8	$30	$20

Noninterest income to total revenue (b)	64%	63%	65%	65%	64%	64%	62%

	Quarter ended					Year ended
Noninterest Expense	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003	December 31 2004	December 31 2003

Compensation	$452	$500	$414	$389	$389	$1,755	$1,480
Employee benefits	82	76	77	74	83	309	324
Net occupancy	64	68	67	68	65	267	282
Equipment	74	72	70	74	71	290	276
Marketing	24	19	24	20	15	87	64
Other	253	246	258	270	235	1,027	1,050

Total noninterest expense (c)	$949	$981	$910	$895	$858	$3,735	$3,476

Included in “Other” above (d)
Costs incurred, including legal fees, in connection with agreement with the U.S. Department of Justice							$120

Efficiency
Efficiency (e)	67%	74%	65%	64%	64%	68%	66%

Bank efficiency (f)	64%	65%	63%	60%	61%	63%	64%

(a)	“Other” also includes the “Other noninterest income” component of trading revenue. See page 17.
(b)	Calculated as total noninterest income divided by the sum of net interest income and noninterest income. The ratio presented for the quarter ended December 31, 2003 and full year 2003 excludes the impact of revenue included in the cumulative effect of an accounting adjustment. We consider this to be a more meaningful comparison with the other periods presented. If the additional revenue included in the cumulative effect of an accounting adjustment had been included in the computation, the ratio would have been 62% for both the quarter and year ended December 31, 2003.
(c)	The quarters ended September 30, 2004 and December 31, 2004 included $96 million and $14 million, respectively, of charges related to the BlackRock LTIP. See the Current Reports on Form 8-K dated October 6, 2004 filed by us and BlackRock for further information. Third quarter 2004 charges are comprised of $89 million of compensation expense, $2 million of employee benefits expense and $5 million of “Other” noninterest expense. Fourth quarter 2004 charges are comprised of $13 million of compensation expense and $1 million of “Other” noninterest expense.
(d)	See “Agreement with Department of Justice” in the Financial Review section of our Quarterly Report on Form 10-Q for the second quarter of 2003 and our Current Report on Form 8-K dated June 23, 2004 for further information.
(e)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income.

The ratios presented for the quarter ended December 31, 2003 and full year 2003 exclude the impact of revenue and expense included in the cumulative effect of an accounting adjustment, recorded in fourth quarter 2003, as we consider this to be a more meaningful comparison with the other periods presented. If the additional revenue and expense included in the cumulative effect of an accounting adjustment had been included in the computations, the ratios would have been 66% for the quarter ended December 31, 2003 and 67% for the year ended December 31, 2003.

(f)	The bank efficiency ratio represents the consolidated efficiency ratio excluding the effect of BlackRock and PFPC.

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited)

Year ended - in millions	December 31 2004	December 31 2003
Assets
Interest-earning assets
Securities
Securities available for sale
U.S. Treasury and government agencies/corporations	$6,567	$4,358
Other debt	8,857	9,754
State and municipal	220	112
Corporate stocks and other	232	432

Total securities available for sale	15,876	14,656
Securities held to maturity	2	18

Total securities	15,878	14,674
Loans, net of unearned income
Commercial	16,627	15,336
Commercial real estate	2,137	2,072
Consumer	14,165	10,807
Residential mortgage	4,040	3,148
Lease financing	3,470	4,110
Other	506	444

Total loans, net of unearned income	40,945	35,917
Loans held for sale	1,636	1,664
Federal funds sold and resale agreements	1,670	1,954
Other	1,692	963

Total interest-earning assets	61,821	55,172
Noninterest-earning assets
Allowance for loan and lease losses	(608)	(668)
Cash and due from banks	2,895	2,734
Other assets	11,158	10,041

Total assets	$75,266	$67,279

Supplemental Average Balance Sheet Information
Loans excluding conduit	$39,058	$34,687
Market Street Funding Corporation conduit	1,887	1,230

Total loans	$40,945	$35,917

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited) (Continued)

Year ended - in millions	December 31 2004	December 31 2003
Liabilities, Minority and Noncontrolling Interests, Capital Securities and Shareholders’ Equity
Interest-bearing liabilities
Interest-bearing deposits
Money market	$15,964	$15,163
Demand	7,902	7,197
Savings	2,684	2,106
Retail certificates of deposit	9,075	8,810
Other time	686	266
Time deposits in foreign offices	1,371	283

Total interest-bearing deposits	37,682	33,825
Borrowed funds
Federal funds purchased	1,957	904
Repurchase agreements	1,433	1,110
Bank notes and senior debt	2,687	3,364
Subordinated debt	3,506	2,510
Commercial paper	1,887	1,232
Other borrowed funds	1,045	1,371

Total borrowed funds	12,515	10,491

Total interest-bearing liabilities	50,197	44,316
Noninterest-bearing liabilities, minority and noncontrolling interests, capital securities and shareholders’ equity
Demand and other noninterest-bearing deposits	12,015	10,637
Allowance for unfunded loan commitments and letters of credit	90	82
Accrued expenses and other liabilities	5,389	4,855
Minority and noncontrolling interests in consolidated entities	455	317
Mandatorily redeemable capital securities of subsidiary trusts		421
Shareholders’ equity	7,120	6,651

Total liabilities, minority and noncontrolling interests, capital securities and shareholders’ equity	$75,266	$67,279

Supplemental Average Balance Sheet Information
Interest-bearing deposits	$37,682	$33,825
Demand and other noninterest-bearing deposits	12,015	10,637

Total deposits	$49,697	$44,462

Transaction deposits	$35,881	$32,997

Common shareholders’ equity	$7,112	$6,642

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited)

Three months ended - in millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Assets
Interest-earning assets
Securities
Securities available for sale
U.S. Treasury and government agencies/corporations	$6,895	$6,288	$6,654	$6,432	$5,929
Other debt	8,846	8,667	8,624	9,293	9,154
State and municipal	175	216	225	264	149
Corporate stocks and other	188	201	259	282	383

Total securities available for sale	16,104	15,372	15,762	16,271	15,615
Securities held to maturity	1	2	2	2	2

Total securities	16,105	15,374	15,764	16,273	15,617
Loans, net of unearned income
Commercial	17,312	16,915	16,445	15,827	15,514
Commercial real estate	2,080	2,120	2,100	2,249	1,825
Consumer	15,280	14,673	13,968	12,719	11,692
Residential mortgage	4,683	4,354	3,622	3,492	2,932
Lease financing	3,216	3,182	3,437	4,050	4,252
Other	502	507	497	517	522

Total loans, net of unearned income	43,073	41,751	40,069	38,854	36,737
Loans held for sale	1,771	1,578	1,636	1,560	1,645
Federal funds sold and resale agreements	1,274	1,283	1,896	2,235	2,009
Other	2,302	1,746	1,551	1,162	1,084

Total interest-earning assets	64,525	61,732	60,916	60,084	57,092
Noninterest-earning assets
Allowance for loan and lease losses	(582)	(593)	(603)	(653)	(645)
Cash and due from banks	3,038	2,851	2,793	2,895	2,774
Other assets	11,791	11,372	10,762	10,697	9,873

Total assets	$78,772	$75,362	$73,868	$73,023	$69,094

Supplemental Average Balance Sheet Information
Loans excluding conduit	$41,121	$40,074	$38,257	$36,747	$34,352
Market Street Funding Corporation conduit	1,952	1,677	1,812	2,107	2,385

Total loans	$43,073	$41,751	$40,069	$38,854	$36,737

THE PNC FINANCIAL SERVICES GROUP, INC.

Average Consolidated Balance Sheet (Unaudited) (Continued)

Three months ended - in millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Liabilities, Minority and Noncontrolling Interests and Shareholders’ Equity
Interest-bearing liabilities
Interest-bearing deposits
Money market	$16,328	$15,916	$16,027	$15,581	$15,249
Demand	7,999	7,857	7,878	7,873	7,496
Savings	2,819	2,730	2,595	2,590	2,099
Retail certificates of deposit	9,761	9,100	8,650	8,780	8,268
Other time	892	825	680	343	265
Time deposits in foreign offices	1,628	1,561	1,485	806	466

Total interest-bearing deposits	39,427	37,989	37,315	35,973	33,843
Borrowed funds
Federal funds purchased	1,676	1,940	2,303	1,912	1,558
Repurchase agreements	1,906	1,158	1,508	1,157	1,226
Bank notes and senior debt	2,535	2,709	2,752	2,752	2,752
Subordinated debt	3,476	3,411	3,545	3,593	3,056
Commercial paper	1,947	1,679	1,815	2,111	2,388
Other borrowed funds	1,070	858	633	1,622	1,425

Total borrowed funds	12,610	11,755	12,556	13,147	12,405

Total interest-bearing liabilities	52,037	49,744	49,871	49,120	46,248
Noninterest-bearing liabilities, minority and noncontrolling interests and shareholders’ equity
Demand and other noninterest-bearing deposits	12,539	12,477	11,681	11,350	11,070
Allowance for unfunded loan commitments and letters of credit	96	84	90	90	88
Accrued expenses and other liabilities	6,283	5,470	4,773	5,020	4,688
Minority and noncontrolling interests in consolidated entities	501	466	419	434	471
Shareholders’ equity	7,316	7,121	7,034	7,009	6,529

Total liabilities, minority and noncontrolling interests, and shareholders’ equity	$78,772	$75,362	$73,868	$73,023	$69,094

Supplemental Average Balance Sheet Information
Interest-bearing deposits	$39,427	$37,989	$37,315	$35,973	$33,843
Demand and other noninterest-bearing deposits	12,539	12,477	11,681	11,350	11,070

Total deposits	$51,966	$50,466	$48,996	$47,323	$44,913

Transaction deposits	$36,866	$36,250	$35,586	$34,804	$33,815

Common shareholders’ equity	$7,308	$7,113	$7,026	$7,000	$6,520

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Loans and Lending Statistics (Unaudited)

Loans

Period ended-dollars in millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Commercial
Retail/wholesale	$5,095	$4,855	$4,734	$4,528	$4,327
Manufacturing	4,092	4,033	4,050	3,917	3,786
Service providers	2,201	2,047	1,982	2,044	1,867
Real estate related	1,762	1,706	1,616	1,432	1,303
Financial services	1,129	1,214	1,268	1,157	1,169
Health care	503	473	470	448	403
Communications	62	98	105	78	93
Other	2,594	2,689	2,488	2,397	2,134

Total commercial	17,438	17,115	16,713	16,001	15,082

Commercial real estate
Real estate projects	1,460	1,513	1,530	1,521	1,392
Mortgage	520	527	575	534	432

Total commercial real estate	1,980	2,040	2,105	2,055	1,824

Consumer
Home equity	12,734	12,377	11,946	11,160	9,790
Automobile	836	842	825	762	585
Other	2,036	1,684	1,676	1,597	1,480

Total consumer	15,606	14,903	14,447	13,519	11,855

Residential mortgage	4,772	4,672	3,906	3,537	2,886
Lease financing
Equipment	3,907	3,949	3,818	3,859	3,935
Vehicles	189	228	285	968	1,212

Total lease financing	4,096	4,177	4,103	4,827	5,147

Other	505	504	484	492	518
Unearned income	(902)	(931)	(923)	(980)	(1,009)

Total, net of unearned income	$43,495	$42,480	$40,835	$39,451	$36,303

Supplemental Loan Information
Loans excluding conduit	$41,243	$40,676	$39,094	$37,519	$34,080
Market Street Funding Corporation conduit	2,252	1,804	1,741	1,932	2,223

Total loans	$43,495	$42,480	$40,835	$39,451	$36,303

Wholesale Banking Lending Statistics (a)
Portfolio composition-total exposure
Investment grade equivalent or better	52%	53%	53%	53%	52%
Non-investment grade (secured lending)	24	24	24	24	25
Non-investment grade (other)	24	23	23	23	23

Total	100%	100%	100%	100%	100%

Client relationships >$50 million-total exposure	$13,695	$12,986	$12,596	$12,000	$12,396
Client relationships >$50 million-customers	151	148	140	134	138

Consumer Loan Statistic (b)
Net charge-offs to average loans	.16%	.19%	.20%	.21%	.27%

(a)	Includes amounts for customers of Market Street Funding Corporation.
(b)	Includes consumer, residential mortgage and vehicle leasing. During the second quarter of 2004, we sold our consumer vehicle leasing business.

THE PNC FINANCIAL SERVICES GROUP, INC.

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit and Net Unfunded Commitments (Unaudited)

Change in Allowance for Loan and Lease Losses

Three months ended - in millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Beginning balance	$581	$593	$604	$632	$648
Charge-offs
Commercial	(15)	(13)	(26)	(59)	(53)
Commercial real estate				(2)
Consumer	(11)	(10)	(11)	(11)	(10)
Residential mortgage		(2)		(1)	(2)
Lease financing	(1)	(1)	(1)	(2)	(4)

Total charge-offs (a)	(27)	(26)	(38)	(75)	(69)
Recoveries
Commercial	9	9	5	8	15
Commercial real estate			1		1
Consumer	3	3	3	3	3
Residential mortgage				1
Lease financing	1	1	3	1	1

Total recoveries	13	13	12	13	20
Net charge-offs
Commercial	(6)	(4)	(21)	(51)	(38)
Commercial real estate			1	(2)	1
Consumer	(8)	(7)	(8)	(8)	(7)
Residential mortgage		(2)			(2)
Lease financing			2	(1)	(3)

Total net charge-offs	(14)	(13)	(26)	(62)	(49)
Provision for credit losses	19	13	8	12	34
Acquired allowance (United National)				22

Net change in allowance for unfunded loan commitments and letters of credit	21	(12)	7		(1)

Ending balance	$607	$581	$593	$604	$632

Change in Allowance for Unfunded Loan Commitments and Letters of Credit
Three months ended - in millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Beginning balance	$96	$84	$91	$91	$90
Net change in allowance for unfunded loan commitments and letters of credit	(21)	12	(7)		1

Ending balance	$75	$96	$84	$91	$91

Net Unfunded Commitments
In millions-period ended	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Net unfunded commitments	$29,346	$27,972	$27,587	$26,356	$25,183

(a)	See Note (a) on page 25.

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Nonperforming Assets (Unaudited)

Nonperforming Assets by Type

Period ended - in millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Nonaccrual loans
Commercial (a)	$89	$96	$119	$132	$213
Commercial real estate	14	10	3	3	6
Consumer	11	12	11	10	11
Residential mortgage	21	23	23	26	24
Lease financing	5	7	13	12	11

Total nonaccrual loans	140	148	169	183	265
Troubled debt restructured loan	3				1

Total nonperforming loans	143	148	169	183	266
Nonperforming loans held for sale (b)	3	2	4	4	27
Foreclosed and other assets
Lease financing	14	16	17	17	17
Residential mortgage	10	11	11	13	9
Other	5	7	8	12	9

Total foreclosed and other assets	29	34	36	42	35

Total nonperforming assets (c)	$175	$184	$209	$229	$328

Nonperforming loans to total loans	.33%	.35%	.41%	.46%	.73%
Nonperforming assets to total loans, loans held for sale and foreclosed assets	.39	.42	.49	.56	.87
Nonperforming assets to total assets	.22	.24	.29	.31	.48

(a) During the first quarter of 2004, we changed our policy for recognizing charge-offs on smaller nonperforming commercial loans. This change resulted in the recognition of an additional $24 million of gross charge-offs for the first quarter of 2004.

(b) Includes troubled debt restructured loans held for sale.	$2	$2	$2	$3	$10

(c) Excludes equity management assets carried at estimated fair value (December 31, 2004, September 30, 2004, June 30, 2004, March 31, 2004 and December 31, 2003 amounts include troubled debt restructured assets of $11 million, $10 million, $10 million, $11 million and $5 million, respectively).	$32	$29	$32	$29	$37

Change in Nonperforming Assets
December 31, 2004 - in millions	Three months ended	Year ended
Beginning of period	$184	$328
Purchases (United National)		12
Transferred from accrual	43	213
Returned to performing	(3)	(17)
Principal reductions and payoffs	(25)	(211)
Asset sales	(7)	(60)
Charge-offs and valuation adjustments	(17)	(90)

December 31	$175	$175

THE PNC FINANCIAL SERVICES GROUP, INC.

Details of Nonperforming Assets (Unaudited) (Continued)

Nonperforming Assets by Business

Period ended - in millions	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Regional Community Banking
Nonperforming loans	$80	$74	$70	$64	$74
Foreclosed and other assets	11	11	11	11	11

Total	$91	$85	$81	$75	$85

Wholesale Banking
Nonperforming loans	$51	$60	$85	$102	$177
Nonperforming loans held for sale	3	2	4	4	27
Foreclosed and other assets	17	20	21	25	23

Total	$71	$82	$110	$131	$227

PNC Advisors
Nonperforming loans	$9	$10	$9	$11	$11
Foreclosed and other assets			1

Total	$9	$10	$10	$11	$11

Other (a)
Nonperforming loans	$3	$4	$5	$6	$4
Foreclosed and other assets	1	3	3	6	1

Total	$4	$7	$8	$12	$5

Consolidated Totals
Nonperforming loans (b)	$143	$148	$169	$183	$266
Nonperforming loans held for sale	3	2	4	4	27
Foreclosed and other assets	29	34	36	42	35

Total	$175	$184	$209	$229	$328

Largest Nonperforming Loans at December 31, 2004 - in millions (c)

Ranking	Outstandings	Industry
1	$14	Air Transportation
2	11	Fabricated Metal Manufacturing
3	7	Individuals
4	7	Real Estate Lessors
5	5	Plastic and Mineral Manufacturing
6	4	Machinery Manufacturing
7	3	Other Transportation
8	3	Plastic and Mineral Manufacturing
9	3	Paper and Wood Product Manufacturing
10	3	Construction

Total	$60

As a percent of nonperforming assets 34.3%

(a)	Represents residential mortgages related to PNC’s asset and liability management function.
(b)	See Note (a) on page 25.
(c)	Amounts shown are not net of related allowance for loan and lease losses, if applicable.

Glossary of Terms

Accounting/administration net fund assets - Net domestic and foreign fund investment assets for which we provide accounting and administration services. We do not include these assets on our Consolidated Balance Sheet.

Adjusted average total assets - Primarily comprised of total average quarterly (or annual) assets plus (less) unrealized losses (gains) on available-for-sale debt securities, less goodwill and certain other intangible assets.

Annualized - Adjusted to reflect a full year of activity.

Assets under management - Assets over which we have sole or shared investment authority for our customers/clients. We do not include these assets on our Consolidated Balance Sheet.

Capital - Represents the amount of resources that a business segment should hold to guard against potentially large losses that could cause insolvency. It is based on a measurement of economic risk, as opposed to risk as defined by regulatory bodies or generally accepted accounting principles. The economic capital measurement process involves converting a risk distribution to the capital that is required to support the risk, consistent with an institution’s target credit rating. As such, economic risk serves as a “common currency” of risk that allows an institution to compare different risks on a similar basis.

Charge-off - Process of removing a loan or portion of a loan from a bank’s balance sheet because the loan is considered uncollectible. A charge-off also is recorded when a loan is transferred to held for sale and the loan’s market value is less than its carrying amount.

Common shareholders’ equity to total assets - Common shareholders’ equity divided by total assets. Common shareholders’ equity equals total shareholders’ equity less preferred stock and the portion of capital surplus and retained interest related to the preferred stock.

Custody assets - All investment assets held on behalf of clients under safekeeping arrangements. We do not include these assets on our Consolidated Balance Sheet. Investment assets held in custody at other institutions on our behalf are included in the appropriate asset categories on the Consolidated Balance Sheet as if physically held by us.

Earning assets - Assets that generate income, which include: short-term investments; loans held for sale; loans, net of unearned income; securities; federal funds sold and resale agreements; and certain other assets.

Economic value of equity (“EVE”) - The present value of the expected cash flows of our existing assets less the present value of the expected cash flows of our existing liabilities, plus the present value of the net cash flows of our existing off-balance sheet positions.

Effective duration – A measurement, expressed in years, that, when multiplied by a change in interest rates, would approximate the percentage change in value of on- and off-balance sheet positions.

Efficiency - Noninterest expense divided by the sum of net interest income and noninterest income.

Funds transfer pricing – A management accounting methodology designed to recognize the net interest income effects of sources and uses of funds provided by the assets and liabilities of business segments. These balances are assigned funding rates that represent the interest cost for us to raise/invest funds with similar maturity and repricing structures, using the least-cost funding sources available.

Leverage ratio - Tier 1 risk-based capital divided by adjusted average total assets.

Net interest margin - Annualized taxable-equivalent net interest income divided by average earning assets.

Nondiscretionary assets under administration - Assets we hold for our customers/clients in a non-discretionary, custodial capacity. We do not include these assets on our Consolidated Balance Sheet.

Noninterest income to total revenue - Noninterest income divided by total revenue. Total revenue includes noninterest income plus net interest income.

Nonperforming assets - Nonperforming assets include nonaccrual loans, troubled debt restructured loans, nonaccrual loans held for sale, foreclosed assets and other assets. Interest income does not accrue on assets classified as nonperforming.

Nonperforming loans - Nonperforming loans include loans to commercial, lease financing, consumer, commercial real estate and residential mortgage customers as well as troubled debt restructured loans. Nonperforming loans do not include nonaccrual loans held for sale or foreclosed and other assets. Interest income does not accrue on loans classified as nonperforming.

Recovery - Cash proceeds received on a loan that previously had been charged off. The amount received is credited to the allowance for loan and lease losses.

Return on capital - Annualized net income divided by average capital.

Return on average assets - Annualized net income divided by average assets.

Return on average common equity - Annualized net income divided by average common shareholders’ equity.

Risk-weighted assets - Primarily computed by the assignment of specific risk-weights (as defined by The Board of Governors of the Federal Reserve System) to assets and off-balance sheet instruments.

Securitization - The process of legally transforming financial assets into securities.

Shareholders’ equity to total assets – Period-end total shareholders’ equity divided by period-end total assets.

Tangible common capital ratio - Common shareholders’ equity less goodwill and other intangible assets (excluding mortgage servicing rights) divided by total assets less goodwill and other intangible assets (excluding mortgage servicing rights).

Taxable-equivalent interest - The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. In order to provide accurate comparisons of yields and margins for all earning assets, the interest income earned on tax-exempt assets is increased to make them fully equivalent to other taxable interest income investments.

Tier 1 risk-based capital - Tier 1 capital equals: total shareholders’ equity, plus trust preferred capital securities, plus certain minority interests that are held by others; less goodwill and certain intangible assets, less equity investments in nonfinancial companies and less net unrealized holding losses on available-for-sale equity securities. Net unrealized holding gains on available-for-sale equity securities, net unrealized holding gains (losses) on available-for-sale debt securities and net unrealized holding gains (losses) on cash flow hedge derivatives are excluded from total shareholders’ equity for tier 1 capital purposes.

Tier 1 risk-based capital ratio - Tier 1 risk-based capital divided by period-end risk-weighted assets.

Total fund assets serviced – Total domestic and foreign fund investment assets for which we provide related processing services. We do not include these assets on our Consolidated Balance Sheet.

Total deposits - The sum of total transaction deposits, savings accounts, certificates of deposit, other time deposits and deposits in foreign offices.

Total risk-based capital - Tier 1 risk-based capital plus qualifying senior and subordinated debt, other minority interest not qualified as tier 1, and the allowance for loan and lease losses, subject to certain limitations.

Total risk-based capital ratio - Total risk-based capital divided by period-end risk-weighted assets.

Transaction deposits – The sum of money market and interest-bearing demand deposits and demand and other noninterest-bearing deposits.

Business Segment Products and Services

Regional Community Banking provides deposit, lending, cash management and investment services to 2.2 million consumer and small business customers within PNC’s primary geographic footprint.

Wholesale Banking provides lending, treasury management, capital markets-related products and services, and commercial loan servicing to mid-sized corporations, government entities and selectively to large corporations. Lending products include secured and unsecured loans, letters of credit and equipment leases. Treasury management services include cash and investment management, receivables management, disbursement services, funds transfer services, information reporting, and global trade services. Capital markets products include foreign exchange, derivatives, loan syndications and securities underwriting and distribution. Wholesale Banking provides products and services generally within PNC’s primary geographic markets and provides certain products and services nationally.

PNC Advisors provides a broad range of tailored investment, trust and private banking products and services to affluent individuals and families, including investment consulting and trust services to the ultra-affluent through its Hawthorn unit and full-service brokerage through J.J.B. Hilliard, W.L. Lyons, Inc. and PNC Investments, LLC. PNC Advisors also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets, and provides nondiscretionary defined contribution plan services and investment options through our Vested Interest ® product. PNC Advisors provides services to individuals and corporations primarily within PNC’s primary geographic markets.

BlackRock is one of the largest publicly traded investment management firms in the United States. BlackRock manages assets on behalf of institutions and individuals worldwide through a variety of fixed income, liquidity and equity mutual funds, separate accounts and alternative investment products. Mutual funds include the flagship fund families, BlackRock Funds and BlackRock Liquidity Funds (formerly BlackRock Provident Institutional Funds). In addition, BlackRock provides risk management and investment system services and products to institutional investors under the BlackRock Solutions® brand name and financial advisory services to institutional investors.

PFPC is among the largest providers of mutual fund transfer agency and accounting and administration services in the United States, offering a wide range of fund processing services to the investment management industry and providing processing solutions to the international marketplace through its Ireland and Luxembourg operations.